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                              [CELTRIX LETTERHEAD]
NEWS RELEASE


                     CONTACT:      Andreas Sommer, Ph.D.
                                   President and Chief Executive Officer
                                   (408) 988-2500


                      DR. BARRY M. SHERMAN JOINS CELTRIX'S
                               BOARD OF DIRECTORS

        SANTA CLARA, CA -- December 2, 1997 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that Barry M. Sherman, M.D., has been elected to the company's board of directors. Dr. Sherman is president and chief executive officer of Anergen, Inc. and also a clinical professor of internal medicine at Stanford University.

        "Dr. Sherman brings to Celtrix's board of directors a wealth of business and clinical experience in the biopharmaceutical industry," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "In addition, he has extensive internal medicine and endocrinology expertise relevant to treatment indications targeted by Celtrix. We look forward to receiving his insight and perspective as we advance the clinical development of SomatoKine(R), our lead therapeutic compound."

        For the past 12 years, Dr. Sherman, age 56, has focused on the discovery, development and commercialization of innovative healthcare products. Prior to assuming leadership of Anergen in mid-1996, he was senior vice president and chief medical officer at Genentech, Inc., where he served from 1985 to 1996. While at Genentech, Dr. Sherman was responsible for overall clinical development activities, including its IGF-I program, and served as a member of the company's operations committee.

        Dr. Sherman also has had an extensive career in academia. Since 1986, he has served as a clinical professor of internal medicine at Stanford University. From 1971 to 1985, he was a professor of internal medicine, director of the clinical research center, and associate chairman of the department of internal medicine at the University of Iowa College of Medicine. He began his career in surgery at the National Institutes of Health. Dr. Sherman received his M.D. from the University of Michigan and completed post-graduate education at both the Albert Einstein College of Medicine and the division of endocrinology and metabolism at the University of Michigan.

        Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

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